UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September

Commission File Number 1-15096

Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

Media Release

FOR IMMEDIATE RELEASE

Serono and Syntonix TO pursue the DEVELOPment of

a long-acting, Inhaleable FSH THERAPY TO TREAT INFERTILITY

- Second Agreement Between Companies Builds on Interferon-beta SynFusionTM Program -

Geneva, Switzerland and Waltham, Mass. — September 18, 2006

Serono (virt-x: SEO and NYSE: SRA) and Syntonix Pharmaceuticals Inc. announced today that they have entered into an agreement under which the companies will evaluate Syntonix’ FSH:Fc SynFusionTM products for further development. Syntonix’ SynFusion and TransceptorTM technologies may enable the development of a long-acting FSH therapy for the treatment of infertility that can be inhaled and dosed less frequently, instead of injected daily.

Under the terms of the agreement, Syntonix has provided Serono with an exclusive option to license exclusive, worldwide rights for the development and commercialization of Syntonix’ FSH:Fc SynFusion drugs. Serono will decide whether to exercise the option after further evaluation of the FSH:Fc candidates. Serono will pay Syntonix a collaboration and option fee. If Serono exercises the option, Syntonix will receive an additional upfront license fee and will be eligible for milestone fees (total fees worth up to $54 million) as well as royalties upon commercialization. Additional financial terms were not disclosed.

Serono is the world leader in the treatment of infertility and currently markets GONAL-f® (follitropin alfa), a highly consistent recombinant human follicle-stimulating hormone (r-hFSH). GONAL-f® has been approved in over 90 countries worldwide including Europe and the US with indications of stimulation of the growth of ovarian follicles and ovulation in women. It is the most widely prescribed gonadotropin in the world.

“Serono is the only company to offer a comprehensive portfolio of state-of-the-art fertility medications for every stage of the treatment process for both men and women, and we are constantly investigating new therapies and improvements to current options,” said Steve Arkinstall, Head of the Serono Research Institute in Rockland, MA, headquarters of Serono’s Reproductive Health research. “We have been pleased with our collaboration with Syntonix for the development of interferon-beta:Fc SynFusion products and we are excited about the potential to provide patients with a more convenient way to administer FSH therapy in the future.”

“Serono’s leading position in the fertility market combined with its global leadership in biotechnology make them an important partner for Syntonix,” stated John Ripple, CEO of Syntonix. “We look forward to expanding our relationship with Serono with this new opportunity to extend its highly successful product franchise in the field of reproductive health. This second collaboration with Serono and fifth corporate partnership validates the broad application of Syntonix’ technologies.”

About Syntonix’ SynFusion™ and Tranceptor™ Technologies

Syntonix’ SynFusion technology links the Fc region of an antibody to a drug in a novel manner, resulting in long-acting therapeutic proteins or peptides that can be dosed less frequently. Syntonix’ Transceptor technology uses the FcRn transport pathway to enable the pulmonary delivery of its novel SynFusion drugs with high systemic bioavailability. Syntonix’ pulmonary drug formulations allow patients to breath normally using existing marketed inhaler devices.

The Role of Human Follicle Stimulating Hormone in the Body

Human follicle stimulating hormone (FSH) is responsible for the development of follicles in the ovaries, an essential step in the development of mature oocytes (eggs), capable of being fertilized. It is also necessary for the production of healthy spermatozoa in men. Low or lack of secretion of human FSH is a major cause of infertility.

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Serono’s forward-looking statement

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on February 28, 2006. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of any government investigations and litigation.  Serono is providing this information as of the date of this press release, and has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

About Serono

Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®. In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

In 2005, Serono, whose products are sold in over 90 countries, achieved worldwide revenues of US$2,586.4 million. Reported net loss in 2005 was US$106.1 million, reflecting a charge of US$725 million taken relating to the settlement of the US Attorney’s Office investigation of Serostim. Excluding this charge as well as other non-recurring items, adjusted net income grew 28.4% to US$565.3 million in 2005. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

About Syntonix

Syntonix is developing next generation biopharmaceuticals that enable better treatment options for patients with devastating chronic diseases such as hemophilia, anemia, multiple sclerosis, and autoimmune disorders. The company applies its core technologies to develop long-acting SynFusionTM drugs that may be inhaled or injected less frequently, and to discover novel SynTagonistTM drugs to treat antibody-mediated autoimmune and inflammatory disorders. The resulting proteins, peptides and antibodies are being commercialized through internal development programs and collaborations with biotechnology and pharmaceutical partners.

Syntonix’ lead product is a long-acting Factor IX product for the treatment of Hemophilia B, which is being developed in a strategic alliance with Biovitrum AB of Sweden.  Upon approval, Syntonix will market the product in North America.  More information is available at www.syntnx.com.

For more information, please contact:

Serono

Corporate Media Relations:		Corporate Investor Relations:
Tel:	+41 22 739 36 00	Tel:	+41 22 739 36 01
Fax:	+41 22 739 30 85	Fax:	+41 22 739 30 22
http://www.serono.com		Reuters: SEO.VX / SRA
Bloomberg: SEO VX / SRA US

Media Relations, USA:		Investor Relations, USA:
Tel:	+1 781 681 2340	Tel:	+1 781 681 2552
Fax:	+1 781 681 2935	Fax:	+1 781 681 2912
http://www.seronousa.com

Syntonix

Media Relations:		Corporate and Investor Relations:
Kari Watson		John Ripple
MacDougall Biomedical Communications		Chief Executive Officer
Tel:	+1 508 647 0209	Tel:	+1 781 547 5288
kwatson@macbiocom.com		http://www.syntnx.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	September 18, 2006	By:	/s/ Stuart Grant
Name: Stuart Grant
Title: Chief Financial Officer